                                                         FOR IMMEDIATE RELEASE


                 CENDANT PROPOSES TO ACQUIRE AMERICAN BANKERS
                                INSURANCE GROUP
               FOR $58 PER SHARE, OR APPROXIMATELY $2.7 BILLION

   --"DEMONSTRABLY SUPERIOR" TO AMERICAN INTERNATIONAL GROUP'S $47 PER SHARE
                            ACQUISITION AGREEMENT--

                -- WOULD BE IMMEDIATELY ACCRETIVE TO CENDANT --

        -- COMPLEMENTS CENDANT'S CURRENT INSURANCE PRODUCTS AND OFFERS
           NEW OPPORTUNITIES TO UTILIZE ITS DISTRIBUTION CHANNELS --

STAMFORD, CT and PARSIPPANY, NJ, January 27, 1998-- Cendant Corporation (NYSE:
CD) today proposed to acquire American Bankers Insurance Group Inc. (NYSE:
ABI) for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis. The Cendant proposal represents a premium of 23% over the value of the $47 per share agreement for American International Group Inc. (NYSE: AIG) to acquire American Bankers, announced on December 22, 1997.

Cendant said it will promptly commence a cash tender offer to buy approximately 23.5 million of American Bankers' common shares at a price of $58 per share, which together with shares Cendant owns will equal 51% of the fully diluted shares of American Bankers. Cendant will exchange, on a tax-free basis, shares of its common stock with a fixed value of $58 per share for the balance of American Bankers' common stock.

"Considerable benefits would result from combining the direct marketing strengths of Cendant and American Bankers," said Walter A. Forbes, Chairman, and Henry R. Silverman, President and Chief Executive Officer, of Cendant. "Cendant's formidable distribution channels and customer base will be a valuable outlet for American Bankers' products, such as credit-related and property-related insurance. Similarly, American Bankers' existing relationships with financial institutions and retailers provide attractive opportunities to increase the penetration of Cendant's products."

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Cendant said it expected the acquisition to be immediately accretive to earnings per share in 1998 and thereafter and cash flow additive.

In a letter to the Board of Directors of American Bankers, Messrs. Forbes and Silverman said they would have preferred to discuss their proposal with American Bankers, but that "highly unusual and restrictive conditions" in the agreement between AIG and American Bankers, prohibiting any discussions between American Bankers' Board of Directors and other interested bidders until 120 days following the date of that agreement, precluded Cendant from presenting its proposal directly to American Bankers' Board of Directors.

Commenting on the 120-day provision, Cendant called it "an extraordinary measure" which raises questions about whether the agreement with AIG is in the best interests of American Bankers shareholders. Further, it represents "a virtual forfeiture of the Board's fundamental mandate of protecting the interests of shareholders" since the transaction between AIG and American Bankers could conceivably close before the 120-day "blackout" period expires, thus precluding the Board from ever having considered Cendant's higher offer.

Accordingly, Cendant also announced that it commenced today litigation in United States District Court for the Southern District of Florida to ensure that American Bankers' shareholders "will have the opportunity to consider our offer and to assist your Board in fulfilling its fiduciary obligations," Messrs. Forbes and Silverman said. That litigation is intended to, among other things, eliminate the 120-day "blackout" provision; and eliminate the option that was granted to AIG to acquire 19.9% of American Bankers' common stock in the event another bidder for American Bankers emerges.

Further, according to the letter, Cendant would expect American Bankers' management to continue with the company, would expect American Bankers to continue to maintain its headquarters in Miami, FL, and would not expect significant employment reductions.

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Cendant also noted that its offer is not conditioned upon financing or due diligence.

The acquisition of American Bankers would complement Cendant's core competencies in insurance-related activities. Since 1986, Cendant has been a direct marketer of accidental death and dismemberment (AD&D) insurance. Recently, it took steps to expand its insurance presence with the announcement in December of a definitive agreement to acquire Providian, a direct marketer of automobile insurance to consumers in 45 states and the District of Columbia. The addition of Providian allows Cendant to take advantage of its direct marketing core capabilities to market automobile insurance to many of its existing customers.

Cendant also reported that it is making today the requisite filings to acquire American Bankers with the insurance commissions in Florida, Texas, Arizona, South Carolina, Georgia, New York, and Puerto Rico. The company also said it would make any necessary foreign regulatory filings promptly.

Cendant, the world's premier provider of consumer and business services, was created through the merger of CUC and HFS on December 17, 1997. With a market capitalization of approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 73 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, it has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.

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Investor Contact:               Media Contact:           or:
Laura P. Hamilton               Elliot Bloom             Jim Fingeroth
Senior Vice President           Vice President           Kekst and Company
Corporate Communications        Public Relations         (212) 521-4800
and Investor Relations          (973) 496-8414
(203) 965-5114

The full text of Messrs. Forbes' and Silverman's letter to the American Bankers Board of Directors follows:

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                                                              January 27, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

   On behalf of Cendant Corporation we are pleased to submit a proposal to acquire American Bankers Insurance Group, Inc. for $58 per common share payable in cash and stock. Our proposal, representing a premium of $11 (in excess of 23%) over the value of American International Group's proposal, is demonstrably superior to the AIG proposed transaction.

   Several months ago one of our senior executives had discussed with Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December, in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our senior executive in early January to discuss the matter further. In view of this, it is particularly disappointing that we were not made aware that American Bankers was interested in pursuing acquisition proposals and, accordingly, we did not have the opportunity to submit an offer prior to the announcement of your proposed transaction with AIG.

   We would have liked to discuss our proposal directly with you. However, the terms of Section 6.2 of your agreement with AIG purport to prohibit discussions with us or any other party until 120 days following the date of such agreement, at which time, as both you and AIG have publicly stated, the acquisition of American Bankers by AIG likely will have been completed, making any discussions between us irrelevant. We believe this is an extraordinary measure and raises questions about whether it is in the best interests of American Bankers' shareholders.

   Accordingly, we will be commencing promptly a cash tender offer directly to American Bankers' shareholders for 51% of American Bankers' shares at a price of $58 per common share to be followed by a second step merger in which shares of Cendant common stock with a fixed value of $58 per share will be exchanged on a tax-free basis for the balance of American Bankers' common stock and each share of American Bankers' preferred stock will be converted into one share of Cendant preferred stock having substantially similar terms, except that such shares will be convertible into shares of Cendant common stock calculated in accordance with the terms of the American Bankers' preferred stock.

   The provisions in your agreement with AIG include highly unusual and restrictive conditions which, in fact, represent a virtual forfeiture of the Board's fundamental mandate of protecting the interests of shareholders. Accordingly, we have today commenced litigation in federal court in Miami to ensure that your shareholders will have the opportunity to consider our offer and to assist your board in fulfilling its fiduciary obligations and to resolve certain other issues.

   Although we have determined that it is both necessary and appropriate, under the circumstances, to commence our cash tender offer and litigation, our strong preference would be to enter into a merger agreement with you containing substantially the same terms and conditions (other than price and inappropriate terms) as your proposed transaction with AIG.

   In addition to its significant economic superiority, the merits and the strategic value of the combination of Cendant and American Bankers are compelling. Cendant (NYSE:CD) is the product of the recent combination of CUC International Inc. and HFS Incorporated, creating the world's largest consumer and business services company. Cendant interacts with approximately 170 million customers and members around the world, several times each year. Cendant is investment grade rated and has a market value of approximately $30 billion. Cendant's 1997 revenues and net income are estimated by Wall Street analysts at approximately $5.1 billion and $900 million, respectively. Cendant has recently announced its acquisition of Providian Direct, a direct marketer of automobile insurance. Under separate cover, we have sent a copy of the proxy statement for the merger that created Cendant.

   Cendant's vision for American Bankers is one of exceptional growth and opportunity, which involves utilizing Cendant's distribution channels and customer base as an outlet for American Bankers' products and capitalizing on American Bankers' existing relationships with financial institutions and retailers to increase penetration of Cendant's products. Consistent with this vision, and Cendant's past strategic acquisition practices, Cendant would expect American Bankers' management to continue with the company, would not expect significant employment reductions and would expect American Bankers to continue to maintain its headquarters in Miami.

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   The price we are offering in our proposal clearly provides significantly greater value to your shareholders than the proposed transaction with AIG. It would also benefit Cendant's shareholders and be accretive to earnings within the first year. Our proposal is not subject to any due diligence or financing condition and the funds for the cash portion of our offer are available from existing cash resources and under our credit facilities. In addition, Cendant, having acquired control of insurers in the past, is extremely familiar with the insurance regulatory process, has obtained approvals of the type required to implement this proposal and will be able to complete our proposed transaction on a timely basis.

   Accordingly, we strongly believe that you are obligated by principles of fiduciary duty to consider and accept our proposal. Consistent with your clear fiduciary duties, we expect you will provide us with at least the same information you furnished to AIG in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with AIG and any other companies which may be interested in acquiring American Bankers.

   Our Board of Directors is fully supportive of our proposal and has unanimously authorized and approved it and no other Cendant approval is required for this transaction. Consistent with our Board of Directors' action, we and our advisors stand ready to meet with you and your advisors at your earliest convenience. We want to stress that we are flexible as to all aspects of our proposal and are anxious to proceed to discuss and negotiate it with you as soon as possible.

   Should you find it helpful to do so in connection with reviewing and considering our proposal, you and your advisors should feel free to contact our outside advisors: Steven B. Wolitzer of Lehman Brothers and Jack Levy of Merrill Lynch & Co., our financial advisors, and David Fox of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel.

   Personally and on behalf of our colleagues at Cendant, we look forward to hearing from you soon and working with you on our proposal.

                           Sincerely,
                           /s/ Henry R. Silverman          /s/Walter A. Forbes
                           Henry R. Silverman              Walter A. Forbes
                           President and                   Chairman
                            Chief Executive
                            Officer

cc: All Directors